Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 31, 2012

iPath® Volatility ETNs

The suite of iPath Volatility Exchange Traded Notes (ETNs) have become increasingly popular in recent years as innovative vehicles providing access to US equity market volatility indices. Historically difficult to access and relatively costly to implement in a single trade, volatility exposures were previously very limited for most investors. This piece provides a quick overview of the available iPath ETNs that can be used to access volatility.

FIGURE 1

iPath Volatility ETN Suite Overview

iPath ETN Name	Ticker	Index
Short-Term Volatility Exposure		
iPath® S&P 500 VIX Short-Term Futures™ ETN	VXX	S&P 500® VIX Short-Term Futures™ Index Total Return
iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN	XXV	S&P 500® VIX Short-Term Futures™ Index Excess Return (Inverse Exposure)
iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN (II)	IVOP	S&P 500® VIX Short-Term Futures™ Index Excess Return (Inverse Exposure)
Medium-Term Volatility Exposure		
iPath® S&P 500 VIX Mid-Term Futures™ ETN	VXZ	S&P 500® VIX Mid-Term Futures™ Index Total Return
iPath® Long Enhanced S&P 500 VIX Mid-Term Futures™ ETN (II)*	VZZB	S&P 500® VIX Mid-Term Futures™ Index Total Return (Enhanced Exposure)
Dynamic Volatility Exposure		
iPath® S&P 500 Dynamic VIX ETN	XVZ	S&P 500® Dynamic VIX Futures™ Total Return Index

* "Enhanced" refers to an initial leverage factor of 2 on the date of the ETN's issuance. Because the leveraged exposure to the underlying index does not reset, investors who invest at a time other than inception of the ETN will invest at a different "participation"—or value of the notional exposure per ETN to the performance of the underlying index relative to the value of each ETN—and therefore may have a different leverage ratio than the initial leverage factor. For more information on the participation, see the section entitled "Participation" in the applicable prospectus.

Index Summaries

S&P 500® VIX Short-Term Futures™ Index (Total Return and Excess Return)

- Seeks to provide exposure to two short-term (first and second month) VIX Index futures contracts[1]
- Offers exposure to a daily rolling long position in the first and second month VIX futures contracts
- Targets a constant weighted average maturity of one month
- May be appropriate for investors seeking shorter-term holding periods (daily-weekly)

S&P 500® VIX Mid-Term Futures™ Index TR

- Seeks to provide exposure to mid-term (fourth through seventh month) VIX futures contracts
- Offers exposure to a daily rolling long position in the fourth, fifth, sixth and seventh month VIX futures contracts
- Targets a constant weighted average maturity of five months
- May be appropriate for investors seeking medium-term holding periods (weekly-monthly)

1. VIX futures contracts provide forward exposure to the CBOE Volatility Index® ("VIX Index"), which measures the market's expectations of volatility in large cap US stocks over the next 30-day period. The VIX Index is calculated from the prices of a weighted blend of call and put options on the S&P 500® Index. The VIX Index is not an investable index itself.

S&P 500® Dynamic VIX Futures™ Total Return Index Maintains a core long position in mid-term VIX futures contracts and allocates between a long or short position in short-term VIX futures in high (or increasing) or low (or decreasing) volatility environments according to a daily monitoring of implied volatility term structure Uses the slope of the implied volatility term structure (curve) to determine allocations Offers access to a dynamic volatility strategy that: –Seeks to react positively to overall increases in market volatility –May potentially reduce “roll cost” during periods of low volatility Important Factors to Consider Roll Yield As the CBOE Volatility Index® (“VIX Index”) is not a directly investable index, the use of futures or options is commonly used to gain VIX Index exposure. As discussed earlier, each of the indices underlying the suite of iPath Volatility ETNs is comprised of futures that provide exposure to volatility as described above, and the futures are rolled on a daily basis. Therefore, roll yield2 associated with those futures is an important consideration. The shape of the futures curve determined by the relative prices of longer-dated and nearer futures can positively or negatively impact returns when rolling futures. Generally speaking, VXZ has tended to have lower roll costs than VXX, particularly over longer time horizons, as the futures curve tends to be steeper at the front end. Mean Reversion Mean reversion is when a security oscillates about a mid point over the long-time horizon from its ultimate price highs and lows. The VIX Index has historically tended to retract from any highs or lows that it has experienced. If this continues to happen, the value of VIX Index futures will likely decrease over time, and an investment in the ETNs therefore will be correspondingly limited if the ETNs are held over a longer term. Total Return vs. Excess Return Indices The Total Return versions of S&P 500® VIX Futures Indices reflect the returns available through an unleveraged investment in the relevant futures contracts on the VIX Index plus interest accrual and reinvestment into the return of the notional value of the relevant index (based on the 3-month U.S. Treasury Bill rate). The Excess Return versions of S&P 500® VIX Futures Indices reflect the returns available through an unleveraged investment in the relevant futures contracts on the VIX Index and do not include potential interest accrual or reinvestment. Dynamic Volatility Strategy The iPath® S&P 500 Dynamic VIX ETN (XVZ) seeks to provide exposure to a net long volatility index strategy that maintains a core long position in mid-term VIX futures, while allocating between a long or short position in short-term VIX futures in high (or increasing) or low (or decreasing) volatility environments. The strategy seeks to react positively to overall increases in market volatility and aims to lower the roll cost of investments linked to future implied volatility. Potential Benefits of iPath Volatility ETNs Operationally more efficient than using derivatives –Eliminates opening of futures/options accounts –Eliminates need to manage and maintain a derivatives account on a daily basis –May be used for tactical portfolio allocation or used as a hedging tool Provides instruments with exchange traded liquidity to access equity market volatility 2. In the futures markets, “rolling” refers to selling a near expiration contract and buying a longer-term contract. Since futures contracts have limited time to expiration, replacing a near-term contract with a longer-term contract can result in a negative roll yield, or “roll cost,” or a positive roll yield, or “roll profit,” depending upon the relative prices of longer-dated contracts relative to nearer contracts.

FIGURE 2

iPath Volatility ETN Suite Comparison

	Short-Term Volatility Exposure		
iPath ETN Ticker	VXX	IVOP	XXV
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca
Yearly Fee*	0.89%	0.89%	0.89%
Inception Date	1/29/09	9/16/11	7/16/10
Maturity Date	1/30/19	9/20/21	7/17/20
Futures Components of Underlying Index			
1st Month Futures	✓	✓	✓
2nd Month Futures	✓	✓	✓
4th Month Futures	–	–	–
5th Month Futures	–	–	–
6th Month Futures	–	–	–
7th Month Futures	–	–	–
Target Constant Weighted Average Maturity	One Month	One Month	One Month
Subject to Splits/Reverse Splits	Yes	No	No
Automatic Termination Level†	N/A	$10.00 per ETN	$10.00 per ETN

	Medium Term Volatility Exposure		Dynamic Volatility Exposure
iPath ETN Ticker	VXZ	VZZB	XVZ
Primary Exchange	NYSE Arca	NYSE Arca	NYSE Arca
Yearly Fee*	0.89%	0.89%	0.95%
Inception Date	1/29/09	11/29/10	8/17/11
Maturity Date	1/30/19	11/30/20	8/18/21
Futures Components of Underlying Index			
1st Month Futures	–	–	✓
2nd Month Futures	–	–	✓
4th Month Futures	✓	✓	✓
5th Month Futures	✓	✓	✓
6th Month Futures	✓	✓	✓
7th Month Futures	✓	✓	✓
Target Constant Weighted Average Maturity	Five Months	Five Months	N/A
Subject to Splits/Reverse Splits	Yes	No	Yes
Automatic Termination Level†	N/A	$10.00 per ETN	N/A
Financing Rate	–	3m LIBOR + 0.89%	–

* The investor fee is the Yearly Fee times the applicable closing indicative value times the applicable daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365.

† Barclays Bank PLC will automatically redeem certain ETNs as indicated (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $10.00. Before investing in the ETN, investors should read in full relevant prospectus, available through visiting www.iPathETN.com.

Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Automatic Redemption: If specified in the applicable prospectus, Barclays Bank PLC will automatically redeem a series of ETNs (in whole only, but not in part) at the specified automatic redemption value if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to the applicable level specified in the prospectus. For ETNs inversely linked to the S&P 500 VIX Short-Term Futures™ Index Excess Return, an automatic redemption may occur as a result of a precipitous increase in volatility in the U.S. equity markets and is highly likely to occur if the historical frequency of precipitous increases in volatility in the U.S. equity markets persist. The Performance of the Underlying Indices Are Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Your ETNs Are Not Linked to the VIX Index or the Inverse of the VIX Index: The value of your ETNs will be linked to the value or the inverse performance, as the case may be, of the underlying index, and your ability to benefit from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long (and in certain cases, short) position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from increases or decreases in the level of the VIX Index because such increases or decreases will not necessarily cause the level of VIX Index futures to rise or fall. Accordingly, a hypothetical investment that was linked directly to the VIX Index or the inverse performance of the VIX Index, as the case may be, could generate a higher return than your ETNs. Leverage Risk: For ETNs linked to a leveraged participation in the performance of the underlying index, changes in the level of the underlying index will have a greater impact on the payout on the ETNs than on a payout on securities that are not so leveraged. In particular, any decrease in the level of the underlying index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the ETNs substantially greater than an investor would if the ETNs did not contain a leverage component. Dynamic Allocation of Underlying Index: In the case of an investment in ETNs linked to the performance of the S&P 500® Dynamic VIX Futures™ Total Return Index, the value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC, assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The ETNs are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of either index to track market performance. ©2011–2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered tradem